As filed with the Securities and Exchange Commission on March 7, 2012

Registration No. 33-50286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MYERS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

OHIO	34-0778636
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1293 S. Main Street

Akron, Ohio 44301

(330) 253-5592

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Copy to:

Donald A. Merril	Megan L. Mehalko
Senior Vice President, Chief Financial Officer and Corporate Secretary	Benesch, Friedlander, Coplan & Aronoff LLP
1293 S. Main Street	200 Public Square, Suite 2300
Akron, Ohio 44301	Cleveland, Ohio 44114-2378
(330) 253-5592	(216) 363-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

EXPLANTORY NOTE

The purpose of this Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 of Myers Industries, Inc. is to update the Prospectus. A fully updated Prospectus is being filed herewith.

Shares of Myers Industries, Inc.’s Common Stock were previously registered under our Registration Statement on Form S-3, No. 33-50286, which is hereby combined with this Registration Statement pursuant to Rule 429 under the Securities Act . No additional securities are to be registered, and registration fees were paid upon filing of the original registration statement on Form S-3, No. 33-50286. Therefore no further registration fee is required.

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PROSPECTUS

MYERS INDUSTRIES, INC.

DIVIDEND REINVESTMENT

and

STOCK PURCHASE PLAN

This Prospectus relates to 502,514 shares (“Shares”) of Myers Industries, Inc. (“Myers”) common stock, without par value (“Common Stock”) to be issued under the Dividend Reinvestment and Stock Purchase Plan of Myers Industries, Inc. The Myers Industries, Inc. Dividend Reinvestment and Stock Purchase Plan (the “Plan”) provides participants in the Plan with an economical and convenient method for purchasing shares of the Common Stock without payment of any brokerage commissions or service charges. The participation options offered under the Plan for eligible shareholders are:

Full Dividend Reinvestment—Reinvest cash dividends on all shares of Common Stock held of record. Participants may also purchase additional shares by making optional cash payments of $50 or more, up to a total of $2,500 per calendar quarter.

Partial Dividend Reinvestment—Reinvest cash dividends on less than all shares of Common Stock held of record and continue to receive the cash dividends on the remaining shares. Participants may also purchase additional shares by making optional cash payments of $50 or more, up to a total of $2,500 per calendar quarter.

Optional Cash Payments Only—Invest by making optional cash payments at any time, without reinvesting dividends on shares of Common Stock held of record. Payments shall be in amounts of not less than $50 per payment or more than $2,500 per calendar quarter.

Myers Common Stock is traded on the New York Stock Exchange (Symbol: MYE). On March 5, 2012, the last reported sales price of Common Stock on the New York Stock Exchange was $13.33 per share.

The provisions of the Plan are detailed in this Prospectus. Your participation, of course, is voluntary and you may enroll or withdraw at any time. Payment of dividends depend on future earnings, financial requirements and other factors. We encourage you to retain this Prospectus for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of this Prospectus is March 7, 2012

No person is authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, you should not rely on such information. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of Common Stock offered hereby nor does it constitute an offer to sell or an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any date subsequent to the date hereof.

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ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities Exchange Commission (SEC) relating to the shares of our Common Stock offered pursuant to our Dividend Reinvestment and Stock Purchase Plan. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered and the Plan. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us, the Plan and the securities offered. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. We are not offering the securities in any state or jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.

Unless otherwise mentioned or unless the context requires otherwise, (i) all references in this prospectus to “we,” “us,” “our” or similar references mean Myers Industries, Inc. and its subsidiaries; and (ii) all references in this prospectus to “stock,” “our stock” or “your stock” refer to our Common Stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York. Our filings can also be found at www.myersindustries.com, under the sub-page titled “Investor Relations.”

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be updated automatically and superseded. In other words, in the case of a conflict or inconsistency between the information contained in the prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed, except that we are not incorporating by reference any document or information that is only “furnished” to the SEC or that is otherwise not deemed to be filed with the SEC under those sections, such as our Annual Report on Form 10-K for the year ended December 31, 2011. The following documents are incorporated herein by reference:

1.	Myers’ Annual Report on Form 10-K for the year ended December 31, 2011;

2.	The description of Common Stock contained in Myers’ Registration Statement on Form 8-A12b filed with the Commission pursuant to Section 12(b) under the Exchange Act on April 30, 2001.

Any statement contained herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Mr. Donald A. Merril, Corporate Secretary, Myers Industries, Inc., 1293 South Main Street, Akron, Ohio 44301; telephone number (330) 253-5592.

THE COMPANY

The principal executive offices of Myers Industries, Inc. are located at 1293 S. Main Street, Akron, Ohio 44301, and its telephone number is (330) 253-5592. Myers’ Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “MYE.”

Myers Industries, Inc. (the “Company”) was founded in Akron, Ohio, in 1933. The terms “Myers Industries,” “Company,” “we,” “us,” or “our” wherever used herein refer to the Company, unless the context indicates to the contrary. Since then, the Company has grown from a small storefront distributing tire service supplies into an international manufacturing and distribution enterprise. In 1971, the Company went public, and the stock is traded on the New York Stock Exchange under the ticker symbol MYE.

Headquartered in Akron, Ohio, the Company manufactures a diverse range of polymer products for industrial, agricultural, automotive, commercial and consumer markets. Myers Industries is a leader in the manufacturing of plastic reusable material handling containers and pallets and North America’s leading producer of plastic horticultural pots, trays and flower planters. Other principal product lines include plastic storage and organization containers, plastic OEM parts, rubber tire repair products and custom plastic and rubber products.

The Company is also the largest wholesale distributor of tools, equipment and supplies for the tire, wheel and undervehicle service industry in the United States. The distribution products range from tire balancers and alignment systems to valve caps, tire repair tools and other consumable service supplies.

As of March 1, 2012, the Company operates 16 manufacturing facilities, 24 sales offices, four distribution centers and six distribution branches located throughout North, Central and South America; has approximately 12,000 manufactured products and over 10,000 distributed products; and 3,261 employees.

Serving customers around the world, products and related services from Myers Industries’ brands provide a wide range of performance benefits to customers in diverse niche markets. Some of these benefits include increasing productivity, driving green initiatives, lowering material handling costs, improving product quality, reducing labor costs, shortening assembly times, eliminating solid waste and increasing profitability.

The Company’s business strategy is focused on sustainable, profitable growth guided by five key operating principles: 1) Customer Dedication, 2) Innovation, 3) Operations Excellence, 4) Organizational Development, and 5) Financial Strength. Applying these principles to our business, the Company emphasizes:

•	Industry-leading innovation of niche, high margin products;

•	Being the low-cost provider of certain commodity products where our brands excel;

•	Achieving leadership in key product areas through breadth of offering, consistent quality and superior customer service;

•	Operations excellence initiatives to reduce costs and improve productivity within the Company’s manufacturing and distribution footprint;

•

Leveraging brand equity and capabilities to grow business with existing customers and cultivate new ones, particularly in emerging growth markets where we can deliver the greatest value and achieve the best returns;

•	Investing in new technologies and processes to reinforce customer dedication and market strength across our key business segments;

•	Succession plans through our management teams at all levels in the Company, ensuring the right people are in the right positions to grow for organization development; and

•	Selective acquisitions as opportunities arise to enhance our leadership in key markets.

The Company continually reviews its segments and brands for strategic fit and growth potential. The review process is dedicated to furthering innovation and brand leadership in our markets, building strong customer relationships and positioning the Company for strong financial performance.

Description of Business

The Company conducts its business activities in four distinct business segments, including three in manufacturing and one in distribution. The manufacturing segments consist of: Material Handling, Lawn and Garden, and Engineered Products.

In our manufacturing segments, we design, manufacture, and market a variety of plastic and rubber products. These range from plastic reusable material handling containers and small parts storage bins to plastic horticultural pots and hanging baskets, decorative resin planters, plastic OEM parts, tire repair materials and custom plastic and rubber products.

The Distribution Segment is engaged in the distribution of tools, equipment and supplies used for tire, wheel and undervehicle service on passenger, heavy truck and off-road vehicles.

Manufacturing Segments Overview

Material Handling Segment

The Material Handling Segment is comprised of plastic reusable material handling containers, pallets and bins, as well as metal shelving, cabinet and racking systems. The two major brands in this segment, Buckhorn® and Akro-Mils® , have strong leadership positions across markets such as automotive, appliance, general industrial/manufacturing, retail distribution, agriculture, and food processing. This leadership position is built through constant innovation, diverse manufacturing processes, consistent quality and superior customer service resulting in significant productivity and cost-saving benefits for our customers.

Buckhorn’s reusable containers and pallets are used in closed-loop supply chains to help customers reduce material handling costs by replacing single-use cardboard boxes, easily damaged wooden pallets and high-cost steel containers. Cost-reduction benefits include: improving product protection, increasing handling efficiencies, reducing freight costs and eliminating solid waste and disposal costs. Small parts bins, storage systems and transport products from Akro-Mils provide similar benefits by creating storage and organization efficiency throughout our end users’ operations.

Buckhorn offers a product selection rich in both breadth and depth, as well as a direct sales force with the packaging and material handling expertise that makes Buckhorn a key solutions partner for our customers. Buckhorn’s product line spans injection-molded hand-held containers and totes; injection and structural foam-molded bulk transport containers in both collapsible and fixed-wall styles; and injection and structural foam pallets. Buckhorn also produces custom material handling packaging. Customers rely on Buckhorn’s single-source efficiency and the productivity and profitability benefits delivered through value-added innovation, broad product selection, quality and packaging conversion services.

Buckhorn hand-held containers include attached lid, detached lid, bi-color and specialty styles that stack and/or nest for efficient space usage, thus lowering freight and storage costs. In manufacturing plants across North America, our container and pallet systems are reused hundreds of times to ship products such as small fasteners or large components from suppliers directly to assembly areas—protecting parts throughout the supply chain and reducing scrap rates. Our attached lid containers and pallets are used in retail distribution centers to organize inventory, sort orders and then transport products directly to stores. In the food processing and distribution industry, our specialty containers provide superior protection to food products while in transit and are more sanitary than cardboard boxes.

Buckhorn’s selection of collapsible and fixed-wall bulk transport containers leads the North American material handling industry. Bulk containers perform both light and heavy-duty tasks, whether distributing seed products, carrying large automotive components or shipping liquids across long distances. These containers range in size from footprints of 32” x 30” to 70” x 48”; heights up to 65”; and weight capacities up to 3,000 lbs. Bulk containers are compatible with forklifts for easy handling. Many of the containers collapse to a third of their size for space-saving stacking, storage and return transport, thus helping to reduce freight and storage costs.

Examples of bulk container applications include our Center Flow Container, which is used by leading seed distributors to efficiently transport and dispense up to 2,500 lbs. of their products. The unique Center Flow Container can be emptied in approximately 30 seconds, then broken down for return shipping and refilling, thus eliminating waste created by traditional seed bags. Manufacturers of tomato paste employ our Caliber® and Citadel® bulk containers to move processed tomato products across the country in railcars. The smooth-sided, impact-resistant containers replace wooden crates and steel containers that can cause product damage and contamination. Citadel® containers can carry up to 3,000 lbs. /300 gallons of liquefied product, safely stack when fully loaded and are designed for long-term indoor or outdoor storage of loads. This product line is applicable to other food processing and ingredient niches such as concentrates, oils, syrups and similar products.

Recently, Buckhorn introduced a new class of pallet-sized, collapsible containers featuring an integrated pallet and lid system. The Maximizer™ is a unique alternative for corrugated bulk container users. Unlike short-lived corrugated containers that are awkward to assemble and knock down Maximizer is easily constructed by one person and can be reused hundreds of times. The walls easily assemble and collapse, while the integrated locking system provides strength and stability in transport. It is made from durable, moisture-resistant plastic and can be stored indoors or outdoors. The container is an ideal solution for shipping and storing light-duty dry goods and maximizes productivity, cost savings, safety, space usage and sustainability.

Buckhorn’s innovation in bulk containers also focuses on specific niche markets where the Company’s expertise can bring significant value in a closed loop supply chain. For example, in 2011 Buckhorn acquired tooling assets and intellectual property for a new reusable plastic container used in producing, shipping, storing and processing bulk natural cheese. The new “640 Cheese Box” is a natural extension to Buckhorn’s bulk container product line, offering many benefits over the industry’s traditional wood boxes by providing end users with less waste and faster cycle times. It is compatible with cheese industry manufacturing processes including dolly and forklift transport, automation, vacuum chambers, inverters, packaging and weighing. The 640 Cheesebox has a 24” x 30” x 37” footprint and a 710-lb. fill capacity. It reduces waste and improves sanitation and quality by replacing wood boxes, which can splinter and contaminate cheese during the material handling process. USDA approved, the container allows for faster cool down to 40 degrees within seven days, thereby minimizing cold storage requirements and producing more consistent cheese from the core to the outside surface.

Buckhorn’s plastic pallets interwork with the hand-held containers and totes to create a completely reusable system and provide efficient space utilization in plants, warehouses and truck trailers—helping customers to reduce storage and freight costs. Buckhorn also produces a wide range of specialty pallets for niche-type shipping applications, such as drum pallets for chemical and liquid transport.

Akro-Mils™ provides customers with virtually “everything needed to store, organize and transport for greater productivity and profitability.” These material handling products serve industrial and commercial end-users through leading industrial supply catalogers and material handling distributors. Products range from AkroBins®—the industry’s leading small parts bins—to Super-Size AkroBins, metal panel and bin hanging systems, metal storage cabinet and bin systems, wire shelving systems, plastic and metal transport carts and a wide variety of custom storage and transport products. Capabilities used throughout the Akro-Mils product line include: injection molding, metal forming, powder-coat painting/metal finishing and wood fabrication.

Akro-Mils products deliver storage and organization solutions in a wide variety of applications, from creating assembly line workstations to organizing medical supplies and retail displays. Emphasis is placed on product bundling and customizing systems to create specific storage and organization configurations for customers’ operations. For example, industrial manufacturers with specialized tool and parts storage areas—known as “tool cribs”—use a combination of Akro-Mils bins, racking, locking cabinets, work tables and transport carts to speed assembly times, maintain accurate inventories and reduce loss. Metal carts and dollies are paired with custom-made containers to create unique transport systems capable of handling parts and components both small and large. Our powder coating/painting capability allows for high-quality, scratch-resistant finishing of metal products in a multitude of colors and finish styles.

Cross-marketing and cross-selling are key synergies between the Material Handling Segment brands. Equally important are cross-manufacturing capabilities that allow each brand to offer customers a wider range of value-added design and molding benefits. In addition to standard material handling products, we utilize the extensive design and manufacturing capabilities between Buckhorn and Akro-Mils for turnkey production of custom material handling products.

With the resulting benefits of reducing packaging costs, improving safety and quality, simplifying workflows and eliminating waste, Akro-Mils products provide the perfect solution for workplace efficiency programs, such as 5S Lean. In support of such programs, Akro-Mils has introduced several new product lines in the last year, including the clear Insight™ Bin for the healthcare industry and the unique, bi-colored Indicator™ Bin, which provides a visual cue to refill bins for efficient assembly line, supply room or distribution center work. As a result of such new product development and listening to the “voice of the customer” to provide solutions, the Akro-Mils brand is recognized throughout the material handling industry for continuous innovation, high quality and reliable service.

All of our Material Handling Segment products are designed to reduce the waste produced by cardboard boxes and wooden pallets in supply chains. In our own manufacturing and product innovation, we continue to seek eco-friendly alternatives for our own plastic products. For example, our Akro-Mils EarthSaver® AkroBins and Shelf Bins are produced from 100 percent recycled plastics. Available in earth tone colors of terra cotta, hunter green and sandstone, the EarthSaver Series offers users an eco-friendly choice in plastic storage and organization products, while boosting productivity in the workplace and helping companies make a positive impact on the environment. In addition, our Buckhorn business utilized more than 23 million lbs. of recycled or reprocessed plastics in its manufacturing processess last year. This accounted for approximately 23 percent of Buckhorn’s total material usage, applied to products ranging from hand-held totes to bulk containers.

Sustainable, profitable growth in this segment is fueled by: a strong focus on innovation with value-added new products; concentrating sales efforts on niche markets and applications; increasing awareness of plastic reusable material handling products to drive conversions from cardboard and wood products; and managing the balance of product pricing and raw material costs. The potential for strategic, bolt-on acquisitions also provides opportunities to expand the scope of our brand leadership and the range of value-added products and services that we bring to customers.

Lawn and Garden Segment

The Company’s Lawn and Garden Segment includes the Dillen®, ITML®, Pro Cal®, Listo™, Planters’ Pride® and Akro-Mils Lawn & Garden® brands, which serve the horticultural container needs of the North American floriculture/horticulture market. Our product selection, manufacturing capabilities, quality and customer service rank at the top of our category in the market, which spans professional growers with 150-plus acre greenhouse facilities to regional nurseries to retail garden centers and retail home centers.

In 2009, the Company carried out a realignment of its Lawn and Garden Segment. This resulted in the decision to close three facilities and reallocate production to the segment’s other five remaining facilities. These initiatives have enabled the Company to consolidate manufacturing and capacity, optimize distribution and supply chain channels, and drive increased productivity and customer service excellence through improved forecasting, workflow, and inventory management programs.

For growers, our Dillen®, ITML® , and Pro Cal® products are available both direct and through a network of leading horticultural distributors. Our product range is one of the most extensive in North America. Products include injection-molded and thermoformed pots, hanging baskets, flats and carry trays, plug trays, nursery containers, propagation sheets, and specialty pots. Product innovation is centered on the changing needs of the professional grower, including increased automation in growing operations, improving efficiency and reducing costs, while focusing on environmental friendliness. For example, a recent focus has been in lightweight co-extruded (“CoEx”) thermoformed pots. CoEx pots have a thinner wall construction compared to injection pots and combine a color exterior with a dark interior layer made from recycled material. This interior layer helps to protect plant roots against potential sunlight damage in both grower and retail operations, and the recycled material helps protect the environment.

In addition to working with growers on product innovation, we support their increasing needs for branding and retail merchandising programs with services such as in-mold labeling, multi-color offset printing and adhesive labeling. Once filled with plant material by the grower and shipped to retail, these customized pots serve as packaging for plants and create vibrant point-of-sale materials.

For retailers, our Listo™ brand encompasses decorative resin planters that feature intricate molding details and unique finishes in ceramic, metallic, weathered stone and textured styles. The upscale look of these decorative planters captures the retailer’s attention and the consumer’s imagination. Products include a diverse offering of planters, window boxes, urns and hanging baskets for indoor and outdoor container gardening. Consistent new product development is key to success in the retail garden center and mass merchandiser channels. Proprietary molding and finishing processes, along with creative designs, deliver the unique look in the decorative resin planter category that sets our planters apart from the competition in leading retail stores across North America.

In addition to Listo, two other brands in the retail channel of the Lawn and Garden Segment include Planters’ Pride® and Akro-Mils Lawn & Garden® products. Planters’ Pride has a diverse product offering dedicated to the at-home gardener. Featured products include a wide range of Fiber Grow® seed starting kits with 100 percent peat-free renewable coir pellets and other garden accessories, backed by customizable retail displays. Akro-Mils Lawn & Garden provides a wide range of plastic patio pots, planters and hanging baskets as well as watering cans and other related items for the home gardener.

Myers Industries seeks to expand its market leadership in the Lawn and Garden Segment through unrivaled product innovation and selection, diverse manufacturing processes and superior customer satisfaction. One of these initiatives continues to be expanding the use of reprocessed and recycled materials in the manufacturing process, which helps to reduce the Company’s exposure to higher costs for virgin raw material and furthers our commitment to environmentally responsible manufacturing. In addition to sourcing sustainable eco-friendly materials, such as Coconut Coir (coconut husk) for Fiber Grow® products, the Lawn & Garden Group reprocesses plastic scrap into new containers. Our operations recycle and reprocess more than 100 million pounds of plastic annually, a capability unlike any other manufacturer in the business, to close the loop on waste.

Weather conditions, grower consolidation and grower supply chain adjustments to meet retail merchandising programs are some of the key external factors that influence this industry. As one of the industry leaders, however, the Company is well positioned to further align our capabilities to effectively meet the external challenges and changing needs of customers and the markets.

Engineered Products Segment

Myers Industries serves diverse niche markets and customers with rubber and plastic products from the Engineered Products Segment. Through our Ameri-Kart™ , Patch Rubber™ and WEK® brands, we provide an array of engineered plastic original equipment and replacement parts, tire repair materials and custom rubber and plastic components and materials. We offer a unique combination of product design, molding and finishing expertise to support our customers’ needs for efficient, single sourcing of parts and turnkey custom product development. In addition to our plastics molding capabilities, we utilize a full range of rubber molding processes that include: injection molding; compounding, calendering and extrusion; and 3-D co-extrusion blow molding. Additional capabilities include custom rubber formulation, mixing and testing.

WEK® supports passenger car and truck manufacturers to create plastic components and assemblies for a wide variety of vehicle platforms. Our proven track record and expertise affords us “guest engineering” status with one of the world’s leading automakers and suppliers. Our molding and assembly capabilities produce a diversified product mix, which includes: HVAC components, tubing assemblies and other custom items. The Company’s focus in the automotive arena is on highly engineered, niche products for select automotive platforms and strategic, long-term customers—both transplants and domestics—who reward their value-added manufacturing partners. In addition, WEK provides plastic blow molded components for industries outside of automotive. In the marine industry, WEK produces a full range of Dock Floats for creating boat docks in marinas, private clubs, boatyards and elsewhere. The floats feature one piece, no seam construction, with resistance to oil, diesel fuel and saltwater. For the waste management industry, WEK produces several varieties of Waste Carts, Recycle Bins and Waste Can Liners in styles and sizes to meet the industry’s diverse product needs. In the custom molding arena, WEK produces a wide variety of products, such as Double Wall Storage Cases, used as packaging and for storing and protecting tools, electronics, medical equipment, firearms and other valuables. Other custom items include Coolers, Residential and Commercial Downspout Systems, Trade Show Display Cases and more. WEK’s blow molding press sizes range from large and small to fit a customer’s precise product needs.

Manufacturers of recreational vehicles (“RV”) and watercraft rely on our design expertise and production capabilities to provide them an assortment of products. Through our Ameri-Kart ™ brand, we create rotationally-molded plastic tanks for water, fuel and waste handling that are assembled to fit the precise space constraints within RV and marine craft designs. We also utilize thermoforming and rotational molding to manufacture plastic trim and interior parts for RVs. In addition to molding fuel tanks, seat components, consoles and storage tanks for watercraft, Ameri-Kart recently introduced its patented Enviro-Fill® overfill prevention system (“OPS”) technology for its marine fuel tanks. Ameri-Kart is the industry’s only turnkey provider with an integrated, Environmental Protection Agency (“EPA”)-compliant marine fuel tank and patented Enviro-Fill® diurnal system. This OPS/tank vent and sensor system provides venting and monitoring of the fuel level in the tank during filling and transfers a pressure signal to the deck fitting when fuel reaches a predetermined level. Integrated with its new low permeation fuel tanks, recently certified by the EPA to meet the standards of evaporative emissions, this makes Ameri-Kart unique in offering customers a “total system” for marine fuel tank solutions. This in turn affords boat manufacturers a single source to comply with new EPA and American Boat and Yacht Council (“ABYC”) refueling and emission regulations, effective for the 2012 model year.

Our manufacturing of rubber products began more than 60 years ago with our Patch Rubber™ brand, initially making tire patches. Today, we manufacture one of the most comprehensive lines of tire repair and retreading products in the United States. Service professionals rely on our extensive product selection and quality for safe, cost-effective repairs to passenger, truck and off-road tires. Products range from the plug that fills a puncture, the cement that seats the plug, the tire innerliner patch and the final sealing compound. Patch brand repair products maintain a strong position in the tire service markets including sales through our Distribution Segment’s sales network.

Also within the capabilities of Patch Rubber, we apply our rubber calendering and compounding expertise to create a diverse portfolio of products outside of the tire repair market, such as reflective highway marking tapes. Our rubber-based tape and symbols provide the durability and brightness that construction professionals demand to replace paint for marking road repair, intersections and hazardous areas. Compared with traditional highway paint, the tape stock is easier to apply, more reflective and longer lasting. It is available in both temporary and permanent grades to meet the customers’ specific requirements.

Other custom products represent a wide range of markets and applications. These include: plastic elevated toilet seats and tub rails for the healthcare market, specialty tapes used for cable splicing in the telecommunications industry and custom rubber linings for material handling conveyors.

Distribution Segment Overview

Our Distribution Segment includes the Myers Tire Supply® and Myers Tire Supply International® brands. Myers Tire Supply is the largest U.S. distributor and single source for tire, wheel and undervehicle service tools, equipment and supplies. We buy and sell nearly 10,000 different items—everything that professionals need to service passenger, truck and off-road tires, wheels and related components. Independent tire dealers, mass merchandisers, commercial auto and truck fleets, tire retreaders and general repair facilities rely on our broad product selection, rapid availability and personal service to be more productive and profitably grow their business.

In 2011, we enhanced our business model to optimize our domestic distribution network. We now serve the domestic market through sales districts, sales offices, and four regional distribution centers compared to 33 branches that acted as individual profit centers historically. Our new network has improved overall customer service levels, reduced operating costs, and simplified the supply chain. Internationally, we have three branches in Canada and three in Central America. Sales personnel from our Akron, Ohio headquarters cover niche markets in the Far East, Middle East, South Pacific and South America.

We purchase products from trusted, industry-leading manufacturers to ensure quality is delivered to our customers. Each of the brand-name products we sell is associated with superior performance in its respective area. Some of these well-known brands include: Chicago Pneumatic air tools; Hennessy tire changing, balancing and alignment equipment; Corghi tire changers and balancers; Ingersoll-Rand air service equipment; HofmannUSA tire balancing and changing equipment; Rotary lifts and related equipment; Alligator VentilFabrik GMBH tire pressure monitoring systems and tire valve hardware; Perfect Equipment wheel weights; and our own Patch Rubber brand tire patches, cements and repair supplies.

An essential element of our success in the Distribution Segment is the network of field sales representatives, who deliver personalized service on a local level. Customers rely on Myers Tire Supply sales representatives to introduce the latest tools and technologies and to provide training in new product features and applications. Representatives also teach the proper use of diagnostic equipment and present on-site workshops demonstrating industry-approved techniques for tire repair and undervehicle service.

With a commitment to innovation for our customers, our Myers Tire Supply team has introduced several new product and service offerings that continue to make our customers’ experience with Myers Tire Supply uniquely valuable. These included a full range of Tire Pressure Monitoring System products, a web-based “Torque Tracker” program for commercial fleet service providers, and a “green” nitrogen tire inflation program, which is designed to help our tire dealer customers with service to their customers through the benefits of greater fuel efficiency and tire life, as well as communications of regular tire maintenance updates.

While the needs and composition of our distribution markets constantly change, we adapt and deliver the new products and services that are crucial to our customers’ success. The new product pipeline is driven by innovations from auto and tire manufacturers, which in turn prompts Myers Tire Supply and its suppliers to develop new equipment, supplies and service techniques to keep cars and trucks moving down the road with confidence.

The Distribution Segment is well positioned to continue its steady growth. The Myers Tire Supply (U.S.) brand is positioned to expand its leadership through superior product selection, rapid delivery and the personal service that is the hallmark of the Company’s success in the tire, wheel, and undervehicle service marketplace. The Myers Tire Supply International brand is positioned to expand distribution of tire supplies in select regions of the world, presenting new growth opportunities for our diverse manufacturing businesses. All of this can be achieved through: 1) ongoing productivity improvements in our distribution network, 2) growing within key domestic market sectors and emerging international markets, 3) delivering a continuous flow of new products with “first-to-market” speed and 4) improving efficiency and customer satisfaction through implementation of innovative supply chain management technologies. Strategic, adjacent acquisitions or investments are also a potential growth avenue in this segment.

FORWARD LOOKING STATEMENTS

This Prospectus and the information we are incorporating by reference contain forward-looking statements within the meaning of federal securities laws, including information regarding our 2012 financial outlook, future plans, objectives, business prospects and anticipated financial performance. You can identify these statements by the fact that they include words such as “will,” “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” or variations of these words, or similar expressions. These forward-looking statements are not statements of historical facts and represent only our current expectations regarding such matters. These statements inherently involve a wide range of known and unknown uncertainties. Our actual actions and results could differ materially from what is expressed or implied by these statements. Specific factors that could cause such a difference include, but are not limited to, those set forth below and other important factors disclosed previously and from time to time in our other filings with the Securities and Exchange Commission. Given these factors, as well as other variables that may affect our operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, nor use historical trends to anticipate results or trends in future periods. We expressly disclaim any obligation or intention to provide updates to the forward-looking statements and the estimates and assumptions associated with them.

RISK FACTORS

Before purchasing any of our Common Stock under the Plan, you should carefully consider and evaluate all of the information included and incorporated by reference or deemed incorporated by reference in this Prospectus. Risks and uncertainties could cause actual results to differ materially from those expressed or implied in the applicable statements include:

Any significant increase in the cost of raw materials or disruption in the availability of raw materials could adversely affect our performance.

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices. Our primary raw materials include plastic resins, colorants and natural and synthetic rubbers. Plastic resins in particular are subject to substantial short term price fluctuations, including those arising from supply shortages and changes in the price of natural gas, crude oil and other petrochemical intermediates from which resins are produced, as well as other factors. Over the past several years, we have at times experienced rapidly increasing resin prices. The Company’s revenue and profitability may be materially and adversely affected by these price fluctuations.

Market conditions may limit our ability to raise selling prices to offset increases in our raw material input costs. If we are unsuccessful in developing ways to mitigate raw material cost increases, we may not be able to improve productivity or realize our ongoing cost reduction programs sufficiently to help offset the impact of these increased raw material costs. As a result, higher raw material costs could result in declining margins and operating results.

Changes in raw material availability may also occur due to events beyond our control, including natural disasters such as floods, tornados and hurricanes. Our specific molding technologies and/or product specifications can limit our ability to locate alternative suppliers to produce certain products.

We may incur inherent risks associated with our strategic growth initiatives.

Our growth initiatives include: internal growth driven by strong brands and new product innovation; development of new, high-growth markets and expansion in existing niche markets; strengthened customer relationships through value-added initiatives and key product partnerships; investments in new technology and processes to reinforce market strength and capabilities in key business groups; consolidation and rationalization activities to further reduce costs and improve productivity within our manufacturing and distribution footprint; an opportunistic and disciplined approach to strategic, bolt-on acquisitions to accelerate growth in our market positions; and potential divestitures of businesses with non-strategic products or markets.

While this is a continuous process, all of these activities and initiatives have inherent risks and there remain significant challenges and uncertainties, including economic and general business conditions that could limit our ability to achieve anticipated benefits associated with announced strategic initiatives and affect our financial results. We may not achieve any or all of these goals and are unable to predict whether these initiatives will produce significant revenues or profits.

We may not realize the improved operating results that we anticipate from past acquisitions or from acquisitions we may make in the future and we may experience difficulties in integrating the acquired businesses or may inherit significant liabilities related to such businesses.

We explore opportunities to acquire businesses that we believe are related to our core competencies from time to time, some of which may be material to us. We expect such acquisitions will produce operating results consistent with our other operations; however, we may be unable to achieve the benefits expected to be realized from our acquisitions. In addition, we may incur additional costs and our management’s attention may be diverted because of unforeseen expenses, difficulties, complications, delays and other risks inherent in acquiring businesses, including the following:

•

we may have difficulty integrating the acquired businesses as planned, which may include integration of systems of internal controls over financial reporting and other financial and administrative functions;

•	we may have delays in realizing the benefits of our strategies for an acquired business;

•	we may not be able to retain key employees necessary to continue the operations of an acquired business;

•	acquisition costs may be met with cash or debt, increasing the risk that we will be unable to satisfy current financial obligations; and

•	acquired companies may have unknown liabilities that could require us to spend significant amounts of additional capital.

Our results of operations and financial condition could be adversely affected by a downturn in the general markets or the general economic environment.

We operate in a wide range of geographies, primarily North America, Central America and South America. Worldwide and regional economic, business and political conditions, including changes in the economic conditions of the broader markets and in our individual niche markets, could have an adverse affect on one or more of our operating segments.

We operate in a very competitive business environment.

Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours and we compete primarily on the basis of product quality, product performance, value, and supply chain competency. Our competitive success also depends on our ability to maintain strong brands, customer relationships and the belief that customers will need our products and services to meet their growth requirements. The development and maintenance of such brands requires continuous investment in brand building, marketing initiatives and advertising. The competition that we face in all of our markets—which varies depending on the particular business segment, product lines and customers—may prevent us from achieving sales, product pricing and income goals, which could affect our financial condition and results of operations.

The results of operations for our Lawn and Garden Segment are influenced by weather conditions.

Demand for our Lawn and Garden Segment products is influenced by weather, particularly weekend weather during the peak gardening season. Additionally, product demand in this segment is strongest in the first and fourth quarters and weakest in the third quarter, as our customers (in particular greenhouses and nurseries) order our products in advance of the growing season. As a result, our business, financial results, cash flow and our ability to service our debt could be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, hurricanes, water shortages or floods.

Our operations depend on our ability to maintain continuous, uninterrupted production at our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

We are subject to inherent risks in our diverse manufacturing and distribution activities, including, but not limited to: product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing or distribution sites, disruptions in logistics and transportation services, labor disputes and industrial accidents. While we maintain insurance covering our manufacturing and production facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of our facilities due to accident, fire, explosion, or natural disaster, whether short or long-term, could have a material adverse effect on our business, financial condition and results of operations.

Unexpected failures of our equipment and machinery may also result in production delays, revenue loss and significant repair costs, as well as injuries to our employees. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. Our business interruption insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations. A temporary or long-term business disruption could result in a permanent loss of customers. If this were to occur, our future sales levels, and therefore our profitability, could be materially adversely affected.

We derive a portion of our revenues from direct and indirect sales outside the United States and are subject to the risks of doing business in foreign countries.

We currently operate manufacturing, sales and service facilities outside of the United States, particularly in Canada and Brazil. For the twelve months ended December 31, 2011, international net sales accounted for approximately 14% of our total net sales from continuing operations. Accordingly, we are subject to risks associated with operations in foreign countries, including:

•	fluctuations in currency exchange rates;

•	limitations on the remittance of dividends and other payments by foreign subsidiaries;

•	limitations on foreign investment;

•	additional costs of compliance with local regulations; and

•	in certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international operations could adversely affect our operations and financial results in the future.

Our future performance depends in part on our ability to develop and market new products if there are changes in technology, regulatory requirements or competitive processes.

Changes in technology, regulatory requirements and competitive processes may render certain products obsolete or less attractive. Our performance in the future will depend in part on our ability to develop and market new products that will gain customer acceptance and loyalty, as well as our ability to adapt our product offerings and control our costs to meet changing market conditions. Our operating performance would be adversely affected if we were to incur delays in developing new products or if such products did not gain market acceptance. There can be no assurance that existing or future products will be sufficiently successful to enable us to effectively compete in our markets or, should new product offerings meet with significant customer acceptance, that one or more current or future competitors will not introduce products that render our products noncompetitive.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on patent and trademark rights, we rely on unpatented proprietary know-how and trade secrets and employ various methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may license patents, trademarks, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. Furthermore, no assurance can be given that we will not be subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

If we are unable to maintain access to credit financing, our business may be adversely affected.

The Company’s ability to make payments and to refinance our indebtedness, fund planned capital expenditures and acquisitions and pay dividends will depend on our ability to generate cash in the future and retain access to credit financing. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to service debt, make necessary capital expenditures or fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot be sure that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

The credit facilities contain restrictive covenants and cross default provisions that require us to maintain specified financial ratios. The Company’s ability to satisfy those financial ratios can be affected by events beyond our control, and we cannot be assured we will satisfy those ratios. A breach of any of these financial ratio covenants or other covenants could result in a default. Upon the occurrence of an event of default, the lenders could elect to declare the applicable outstanding indebtedness due immediately and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Future claims, litigation and regulatory actions could adversely affect our financial condition and our ability to conduct our business.

While we strive to ensure that our products comply with applicable government regulatory standards and internal requirements and that our products perform effectively and safely, customers from time to time could claim that our products do not meet contractual requirements, and users could be harmed by use or misuse of our products. This could give rise to breach of contract, warranty or recall claims, or claims for negligence, product liability, strict liability, personal injury or property damage. Product liability insurance coverage may not be available or adequate in all circumstances. In addition, claims may arise related to patent infringement, environmental liabilities, distributor terminations, commercial contracts, antitrust or competition law, employment law and employee benefits issues and other regulatory matters. While we have in place processes and policies to mitigate these risks and to investigate and address such claims as they arise, we cannot predict the underlying costs to defend or resolve such claims.

Current and future environmental and other governmental laws and requirements could adversely affect our financial condition and our ability to conduct our business.

Our operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the handling, use, treatment, storage and disposal of, or exposure to, hazardous wastes and other materials and require clean up of contaminated sites. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines, penalties and other civil or criminal sanctions may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators (or their predecessor entities) and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation.

While we have not been required historically to make significant capital expenditures in order to comply with applicable environmental laws and regulations, we cannot predict with any certainty our future capital expenditure requirements because of continually changing compliance standards and environmental technology. Furthermore, violations or contaminated sites that we do not know about, including contamination caused by prior owners and operators of such sites, or at sites formerly owned or operated by us or our predecessors in connection with discontinued operations, could result in additional compliance or remediation costs or other liabilities, which could be material.

In that we may be a potentially responsible party (“PRP”) of the New Idria Mercury Mine, the Company accrued costs related to performing a remedial investigation and feasibility study. As investigation and remediation proceed, it is likely that adjustments to the liability will be necessary to reflect new information. Estimates of the Company’s liability are based on current facts, laws, regulations and technology. Estimates of the Company’s environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluation and cost estimates, the extent of corrective actions that may be required and the number and financial condition of other PRPs, as well as the extent of their responsibility for the remediation, and the availability of insurance coverage for these expenses.

We have limited insurance coverage for potential environmental liabilities associated with historic and current operations and we do not anticipate increasing such coverage in the future. We may also assume significant environmental liabilities in acquisitions. Such costs or liabilities could adversely affect our financial situation and our ability to conduct our business.

Environmental regulations specific to plastic products and containers could adversely affect our ability to conduct our business.

Federal, state, local and foreign governments could enact laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, plastic products. Legislation that would prohibit, tax or restrict the sale or use of certain types of plastic and other containers, and would require diversion of solid wastes such as packaging materials from disposal in landfills, has been or may be introduced in the U.S. Congress, in state legislatures and other legislative bodies. While container legislation has been adopted in a few jurisdictions, similar legislation has been defeated in public referenda in several states, local elections and many state and local legislative sessions. There can be no assurance that future legislation or regulation would not have a material adverse effect on us. Furthermore, a decline in consumer preference for plastic products due to environmental considerations could have a negative effect on our business.

Our insurance coverage may be inadequate to protect against potential hazardous incidents to our business.

We maintain property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from war risks, terrorist acts or product liability claims relating to products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may continue to increase in the future. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, there can be no assurance that our insurers would not challenge coverage for certain claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, it could have a material adverse effect on our financial position, results of operations or cash flows.

Our business operations could be significantly disrupted if members of our senior management team were to leave.

Our success depends to a significant degree upon the continued contributions of our senior management team. Our senior management team has extensive manufacturing, finance and engineering experience, and we believe that the depth of our management team is instrumental to our continued success. The loss of any of our key executive officers in the future could significantly impede our ability to successfully implement our business strategy, financial plans, expansion of services, marketing and other objectives.

Unforeseen future events may negatively impact our economic condition.

Future events may occur that would adversely affect the reported value of our assets. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base, or a material adverse change in our relationship with significant customers.

Equity Ownership Concentration

Stephen E. Myers, former Chief Executive Officer of the Company, a descendent of the Company’s co-founder Louis S. Myers beneficially owned approximately 8.3% of the Company’s outstanding common shares as of March 1, 2012. This shareholder may have sufficient voting power to influence actions requiring the approval of our shareholders.

Based solely on the Schedule 13D/A filed on February 15, 2012, by Gabelli Funds, LLC, GAMCO Asset Management Inc., MJG Associates, Inc., Gabelli Securities, Inc., Teton Advisors, Inc., GGCP, Inc., GAMCO Investors, Inc., and Mario J. Gabelli (collectively, the “Gamco Group”), for which the Company disclaims any responsibility, the Gamco Group beneficially owned 5,329,671 shares of our common shares as of February 15, 2012, representing 15.97% of our outstanding common shares. Combined, these parties may have sufficient voting power to influence actions requiring the approval of our shareholders.

Legal & Regulatory Actions

Changes in laws and regulations and approvals and decisions of courts, regulators, and governmental bodies on any legal claims known or unknown, could have an adverse affect on the Company’s financial results.

DESCRIPTION OF THE PLAN

The Myers Industries, Inc. Dividend Reinvestment and Stock Purchase Plan was adopted by our Board of Directors on July 22, 1992, amended on April 28, 1993, and amended and restated effective December 1, 2003. An aggregate of 502,514 shares of Common Stock, which were treasury shares, we originally reserved for future issuance under the Plan. Additional shares may be so reserved in the future. Through January 3, 2012, 84,597 shares of Common Stock had been issued under the Plan.

The Plan has been administered for Myers Industries, Inc. and the participants by Computershare Trust Company, N.A., Canton, MA.

The essential provisions of the Plan are set forth below.

What is the Purpose of the Plan?

The purpose of the Plan is to provide eligible shareholders of record with a simple and convenient method of increasing their ownership of Common Stock. Once enrolled in the Plan, eligible shareholders (“Participants”) may participate by investing cash dividends and optional cash payments in additional shares of Common Stock without payment of any brokerage commission or service charge. All Plan Participants will have all cash dividends on shares held for their accounts under the Plan automatically reinvested.

What are the Advantages of the Plan?

Under the Plan, Participants:

•	May automatically reinvest dividends on all or a portion of their shares of Common Stock at 100% of a defined market price.

•	May periodically invest additional cash (in amounts of not less than $50 or more than $2,500 per calendar quarter) to purchase shares of Common Stock at 100% of a defined market price.

•	Will have cash dividends on shares held in their accounts automatically reinvested in additional shares of Common Stock at 100% of a defined market price.

•	Will participate without incurring any brokerage commissions or fees or service charges in connection with purchases under the Plan.

•	May invest the full amount of all dividends to be reinvested under the Plan and optional cash payments since the Plan provides that fractions of shares shall be credited to their accounts.

•	May avoid the need for safekeeping of certificates for shares of Common Stock credited to their accounts under the Plan.

•	Will receive regular quarterly statements providing complete records of their accounts under the Plan, thereby affording Participants simplified record keeping.

What Are Possible Disadvantages of the Plan?

Participants must make an investment decision to participate in the Plan (and thereby to purchase Myers Common Stock) prior to the date the purchase price is determined. The market price of Myers Common Stock may fluctuate up or down between the time an investment decision to participate in the Plan is made and the time at which shares are purchased. See “What is the Share Purchase Price?”

Who Administers the Plan?

Myers designated and appointed Computershare Trust Company, N.A. “Computershare” as the “Administrator” of the Plan. The Administrator will maintain records of the accounts of Participants, send quarterly statements of account and perform the other duties of the Plan Administrator. Participants in the Plan appoint the Administrator to act as their agent to receive dividends and optional cash payments and to apply such amounts to the purchase of shares of Common Stock from us in accordance with the Plan.

Computershare Trust Company, N.A. also serves as the “Plan Custodian” and in such capacity holds the shares of Common Stock under the Plan for each Participant, until he or she terminates participation in the Plan or requests the withdrawal of all or some of the shares held in his or her account under the Plan. Shares held by the Plan Custodian will be registered in the name of the Plan Custodian’s nominee.

All inquiries, notices, requests and other communications by Participants concerning the Plan should be sent to the Administrator at: Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-43078. Participants may also call 877-581-5548 or visit Computershare’s website at www.computershare.com/investor.

We reserve the right to assume the administration of the Plan at any time and without prior notice to Participants in the Plan. In the event Computershare should resign or otherwise cease to act as Administrator or as Plan Custodian, we will make such other arrangements as we deem appropriate for the administration of the Plan and the custody of the shares of Common Stock purchased or delivered under the Plan.

Who is Eligible to Participate in the Plan?

In general, all direct holders of record of Common Stock are eligible to participate in the Plan. If a person is the beneficial owner of shares of Common Stock registered in a name of another, such as in the name of a broker, bank or other nominee, and desires to participate in the Plan, the beneficial owner must make arrangements with the nominee or other holder of record to participate or become the holder of record by having a part or all of such shares transferred into his or her own name. Shareholders residing in a jurisdiction outside the United States in which it is unlawful for Myers to permit participation in the Plan are not eligible to participate in the Plan.

What are an Eligible Shareholder’s Participation Options?

A shareholder of record may elect to participate in the Plan through any one of the following participation options:

Full Dividend Reinvestment. Directs the Administrator to invest the cash dividends on all of the shares of Common Stock then or subsequently registered in the Participant’s name. The Participant may also make optional cash payments of $50 or more, up to a total of $2,500 during any calendar quarter, for the purchase of additional shares of Common Stock in accordance with the Plan.

Partial Dividend Reinvestment. Directs the Administrator to invest the cash dividends on a designated number of the shares of Common Stock registered in the name of the Participant. Participants may also purchase additional shares by making optional cash payments.

Optional Cash Purchases Only. Permits the Participant to make optional cash payments of $50 or more, up to a total of $2,500 during any calendar quarter, for the purchase of additional shares of Common Stock in accordance with the Plan, without reinvesting dividends on the shares of Common Stock registered in the name of the Participant.

Under each participation option, cash dividends on all shares of Common Stock purchased under the Plan and credited to the Participant’s Plan account will be automatically reinvested in additional shares of Common Stock in accordance with the Plan. A Participant may change his or her participation option at any time online through the Administrator’s web site, www.computershare.com/investor or by obtaining and completing a new Enrollment Form (as defined below) and sending it to the Administrator. Should a Participant elect to cease reinvesting any future cash dividends in additional shares of Common Stock, they are not required to liquidate the account. Participation in the Plan is completely voluntary.

How Does an Eligible Shareholder Enroll?

An eligible shareholder may join the Plan by enrolling online through the administrator’s web site, www.computerhsare.com/investor or by completing and signing the Enrollment-Authorization Form (the “Enrollment Form”) and returning it to the Administrator. If the shares of Common Stock are registered in more than one name (i.e. joint tenants, trustees, etc.), all registered holders must sign. Enrollment Forms may be obtained at any time by written request to the Administrator at the address listed under “Who Administers the Plan?” above.

When May an Eligible Shareholder Enroll?

An eligible shareholder of record may enroll in the Plan at any time. The reinvestment of such Participant’s dividends will begin with the dividend payment date immediately following the date that a signed Enrollment Form specifying reinvestment of dividends is received by us, provided the Enrollment Form is received on or before the record date for the applicable dividend. If the Enrollment Form is received after the record date for the applicable dividend, the reinvestment of dividends through the Plan will begin with the next succeeding dividend payment. Our usual dividend payment dates are the first business days of January, April, July and October.

Are there any Costs to Participants?

All costs of administering the Plan will be paid by us. Participants will not incur any brokerage commissions, service charges or other fees for purchases made under the Plan. In addition, no charges are assessed upon termination by a Participant, except any applicable charges related to sales of the Common Stock under the Plan by the Participant. However, there are costs associated with selling shares held in a Participant’s account through the Administrator. See “Can a Participant Sell his or her Shares?” below.

When will Purchases be Made?

Purchases of Common Stock under the Plan will be made on the following “Investment Dates:” (i) for the reinvestment of cash dividends, each dividend payment date is an Investment Date, and (ii) for the investment of optional cash payments, each dividend payment date is an Investment Date.

How Many Shares will be Purchased?

The number of shares of Common Stock to be purchased for a Participant in the Plan depends on the purchase price of Common Stock on the applicable Investment Date and on the amount of the Participant’s cash dividends and optional cash payments. A Participant’s account will be credited with that number of shares of Common Stock, including fractional shares computed to three decimal places, equal to the total amount to be invested divided by the per share purchase price.

At What Price will Shares be Purchased?

The purchase price of shares of Common Stock purchased from us by Participants, whether with reinvested cash dividends or optional cash payments, will be an amount equal to 100% of the closing price of shares of the Common Stock reported in The Wall Street Journal as New York Stock Exchange Composite Transactions on the applicable Investment Date, or, if such Investment Date is not a trading day on the New York Stock Exchange, on the trading day immediately preceding such Investment Date, without any deduction for commissions or other fees, such commission or other fees to be payable by Myers.

How Can a Participant Make Optional Cash Payments?

An optional cash payment may be made by a Participant when enrolling in the Plan by enclosing a check or money order made payable to “Computershare”, with his or her Enrollment Form and thereafter by using forms supplied by the Administrator. There is no obligation to make optional cash payments. Optional cash payments, if made, need not be in the same amount as made in previous periods. The Administrator will not accept cash, traveler’s checks, money orders, or third party checks for optional cash investments. Due to the longer clearance period, the Administrator is unable to accept checks clearing through non-U.S. banks.

Optional cash payments may also be made through the Administrator’s Web site, www.computershare.com/investor, and authorizing a one-time online bank debit from an account at a U.S. bank or financial institution. Please refer to the online confirmation for the account debit date and investment date. Optional cash payments received by the Administrator within the applicable time period will be applied to the purchase of additional shares of Common Stock as of the Investment Date on which or next following the date of receipt of such payment by the Administrator.

As an alternative to sending checks for optional cash investments, you may elect to have funds automatically withdrawn from your checking or savings account at a U.S. bank or financial institution on a regular quarterly basis. The automatic deduction option can be elected through the Administrator’s Web site, www.computershare.com/investor. Automatic withdrawals may also be elected by completing, signing and returning a direct debit authorization form to the Administrator. Direct debit authorization forms will be processed as promptly as practicable. However, you should allow four to six weeks for the first investment to be initiated using this automatic deduction feature. Once automatic deductions begin, funds will be withdrawn from your bank account on fifteenth day of each dividend month, or the next business day if the fifteenth is not a business day. The funds will then be invested on the optional cash payment investment date. Participants may change the amount of money or discontinue automatic deductions by completing and submitting to the Administrator a new authorization form or by accessing their account through the web at the Administrator’s Web site, www.computershare.com/investor.

No interest will be paid by Myers or the Administrator on any Optional Cash Payment. Therefore, Optional Cash Payments should be sent so as to reach the Administrator shortly before the quarterly deadline. Amounts received more than 30 days prior to the quarterly deadline will be returned. Participants should allow adequate time for mailing.

Each optional cash payment must be at least $50 and may not exceed $2,500. The total amount of all optional cash payments made by any Participant during any calendar quarter shall not exceed $2,500.

Can Optional Cash Payments be Returned?

A Participant may, without terminating his or her participation in the Plan, obtain the return of any optional cash payment upon written request received by the Administrator at least two business days prior to the applicable Investment Date.

How are Payments with “Insufficient Funds” Handled?

In the event that a check for an optional cash payment is returned unpaid for any reason, or an authorized electronic funds transfer cannot be affected, the Administrator will consider the request for investment of such funds null and void, and the Administrator shall immediately remove from the Participant’s account those shares, if any, purchased upon the prior credit of such funds. The Administrator shall thereupon be entitled to sell shares to satisfy an uncollected amount plus a fee of $25.00. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Administrator shall be entitled to sell such additional shares from the Participant’s account as may be necessary to satisfy the uncollected balance.

Will Cash Dividends Payable on a Participant’s Shares be Reinvested?

Cash dividends payable on all shares (including fractions of shares) of Common Stock credited to a Participant’s account under the Plan, whether such shares were purchased with the Participant’s reinvested dividends or optional cash payments, will be automatically reinvested in additional shares of Common Stock, unless electing to cease participation while maintaining the account for safekeeping of shares. Fractions of shares purchased with dividends will be computed to three decimal places.

What Kind of Reports will be Sent to Participants?

Each Participant in the Plan will receive a statement of his or her account as soon as practicable after each quarterly Investment Date. Each statement will contain the amount purchased and/or reinvested, the effective per share purchase price, the number of shares acquired, the total number of shares credited to the Participant’s account and other relevant information. These quarterly statements are the Participant’s continuing record of current activity and the cost of shares purchased and should be retained for tax purposes. Neither the Administrator nor Myers has any duty to provide a Participant with this information in the event the Participant fails to retain their statements. Duplicate statements can be acquired from the Administrator. There may be a fee for providing copies of statements for any period in a prior calendar year. Account information is also available by enrolling in Investor Centre through the Administrator’s web site www.computershare.com/investor.

In addition, each Participant will receive copies of the Company’s annual and quarterly reports to shareholders, proxy statements and other communications sent to shareholders. Income tax information for reporting dividends paid will also be supplied to each Participant.

Can a Participant Deposit Shares from Outside the Plan with the Administrator?

A Participant may deposit certificates for shares of Common Stock held by him or her outside of the Plan with the Administrator for safekeeping. Certificates should be mailed by registered or certified mail, properly insured, to the address listed under “Who Administers the Plan?” above. A letter must be included with the certificate indicating that the shares are to be added to the Participant’s account. Depositing certificates does not automatically involve reinvestment of cash dividends. There is no cost for this service.

Will Certificates be Issued to Participants?

Certificates for shares of Common Stock purchased under the Plan will not be issued to a Participant unless requested by the Participant. Shares of Common Stock purchased under the Plan will be registered in the name of the Plan Custodian or its nominee. This service is for the convenience of the Participants and protects against the loss, theft or destruction of stock certificates.

Certificates for any number of whole shares credited to an account under the Plan will be issued upon the Participant’s written request to the Administrator. Issuance of such certificates will not terminate participation in the Plan. Any remaining full shares and fraction of a share will continue to be credited to the Participant’s account. Certificates for fractional share interests will not be issued under any circumstances.

A separate Plan account is maintained for each shareholder Participant in the name or names in which the certificates for shares of Common Stock of such Participant were registered at the time the Participant enrolled in the Plan. Certificates for whole shares, when issued, will be registered in the name or names in which the Plan account is maintained.

Can a Participant Sell his or her Shares?

A Participant may at any time request the sale of all or a part of the whole shares of Common Stock credited to his or her Plan account. Participants have several choices when making a sale, depending on how the sale request is submitted:

•

Market Order: A market order is a request to sell shares promptly at the current market price. Market order sales are only available at www.computershare.com/investor through Investor Centre or by calling the Administrator. Market order sale requests received at www.computershare.com/investor through

Investor Centre or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern time). Any orders received after 4:00 p.m. Eastern time will be placed promptly on the next day the market is open. The price shall be the market price of the sale obtained by the Administrator’s broker, less a service fee of $25 and a processing fee of $0.12 per share sold.

•

Batch Order: A batch order is an accumulation of all sale requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. Batch order sales are available at www.computershare.com/investor, through Investor Centre or by calling the Administrator directly. All sales requests received in writing will be submitted as batch order sales. The Administrator will cause shares to be sold on the open market within five business days of receipt of a request. To maximize cost savings for batch order sales requests, the Administrator may combine each selling Participant’s shares with those of other selling Participants. In every case of a batch order sale, the price to each selling Participant shall be the weighted average sale price obtained by the Administrator’s broker for each aggregate order placed by the Administrator and executed by the broker, less a service fee of $5 and a processing fee of $0.12 per share sold. Proceeds are normally paid by check, which are distributed within 24 hours after the sale transaction has settled.

•

Participants may also sell their shares through a broker. Participants should contact their broker about transferring their shares electronically from their Plan account to their brokerage firm account. Alternatively, a Participant may request the Administrator to issue a stock certificate to deliver to a broker.

All per share processing fees include any brokerage commissions the Administrator is required to pay. All sale instructions are final when the Administrator receives them. Sale instructions cannot be stopped or cancelled. The Administrator may, for various reasons, require a transaction request to be submitted in writing. Please contact the Administrator to determine if there are any limitations applicable to a particular sale request.

Can a Participant Assign, Pledge or Transfer his or her Shares?

Shares of Common Stock held by the Custodian for the account of a Participant may not be assigned, pledged as collateral or otherwise transferred.

How and When is Participation Terminated?

A Participant may terminate his or her participation in the Plan at any time through the Administrator’s web site account www.computershare.com/investor, completing the information on the transaction form attached to the Plan statement or transaction advice, or by giving telephone or written instructions to the Administrator. Upon withdrawal or termination, Common Stock held in the Plan will be moved to a book-entry position registered in the Participant’s name.

If a Participant terminates their participation in the Plan the Participant will receive a check for the cash value of any fractional share. The value of that fractional check will be based on the then current price of the Common Stock, less the costs of sale described above in “Can a Participant Sell his or her Shares?”. If notice of termination is received near a record date for an account whose dividends are to be reinvested, the Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on the Participant’s behalf.

If such dividend is reinvested, the Administrator will sell the shares purchased and remit the proceeds to the Participant, less the costs of sale described above in “Can a Participant Sell his or her Shares?”. After termination, dividends will be paid to the shareholder in cash unless and until the shareholder rejoins the Plan, which he or she may do at any time by requesting an Enrollment Form from Computershare.

Upon termination, a Participant may also request the sale of all or a part of the whole shares of Common Stock credited to his or her Plan account. See “Can a Participant Sell his or her Shares?” above for more information about selling shares. The Administrator may at any time in its discretion terminate a Participant’s interest in the Plan by sending written notice to the Participant at his or her last known address as shown on the Administrator’s records. Upon such termination, Common Stock held in the Plan by the Participant will be moved to a book-entry position registered in the Participant’s name and a cash payment for any fraction of a share, determined as of the close of business on the date of termination by the Administrator, will be mailed to the Participant.

Can a Participant Rejoin the Plan?

Any eligible shareholder may re-enroll in the Plan at any time. The Administrator and Myers, however, reserve the right to reject any Enrollment from a Participant who has terminated or been terminated from the Plan.

What are the Tax Consequences to a Participant?

Under current federal income tax laws, Participants in the Plan who have their cash dividends reinvested will be treated as having received on each dividend payment date a dividend equal to the cash amount of the dividends reinvested, which will also be equal to the purchase price of the shares and fractional share of Common Stock purchased with the reinvested dividends on the dividend payment date. For the purpose of determining the tax basis of shares acquired under the Plan, the purchase price of shares purchased with reinvested dividends will also equal the purchase price at which the shares are in fact acquired. Similarly, the purchase price (for the purpose of determining the tax basis) of shares purchased with an optional cash payment will be equal to the amount of such optional cash payment.

A Participant will not realize any taxable income when he or she receives certificates for whole shares of Common Stock credited to the Participant’s account under the Plan. However, when a Participant receives a cash adjustment for a fractional share upon termination, he or she may realize a gain or loss. A Participant will realize a taxable gain or a loss when whole shares of Common Stock are sold or otherwise disposed of in a taxable exchange, whether by the Administrator on behalf of the Participant or by the Participant after withdrawing such shares from the Plan. The amount of the gain or loss will be the difference between the amount the Participant receives for the shares or a fraction of a share and the purchase price thereof, as defined above. Any such gain or loss will be capital gain or loss if the shares or fractional share interest constitute capital assets in the hands of the Participant. The holding period for shares acquired under the Plan begins on the day following the applicable Investment Date.

In the case of a shareholder whose dividends are subject to United States income tax withholding or backup withholding, the net amount of the dividend of such Participants, after the deduction of such withholding taxes, will be applied to the purchase of Common Stock.

Participants are advised to consult their own tax advisors to determine the particular tax consequences that may result from their participation in the Plan and the subsequent sale or other disposition of shares purchased under the Plan. The income tax consequences of participants residing outside the United States will vary from jurisdiction to jurisdiction.

A Participant will receive statements from the Administrator from time to time which statements are to be retained by the Participant. Neither the Administrator nor the Company has any duty to provide a Participant with the information contained in the statements in the event the Participant fails to retain their statements.

Other Information

Stock Dividends and Splits. Any dividend payable in stock or split shares of Common Stock distributed by us on shares of Common Stock credited to the Participant’s Plan account will be added to such account. Stock dividends or split shares distributed on shares registered in the name of a Participant will be distributed to the Participant in the same manner as to shareholders who are not participating in the Plan.

Voting of Shares Held in Plan. Each Participant will be sent a proxy card in connection with any annual or special shareholders’ meeting. This proxy will apply to all shares registered in the Participant’s name and to all shares of Common Stock credited to the Participant’s Plan account.

Transfer of Shares Registered in Participant’s Name. If a Participant disposes of all of the shares of Common Stock registered in his or her name, the Administrator will continue to reinvest the cash dividends on shares credited to the Participant’s Plan account under the Plan until the Participant withdraws such shares or terminates his or her participation in the Plan. If a shareholder Participant who has selected the Partial Dividend Reinvestment participation option disposes of a portion of the shares registered in his or her name and has registered in his or her name fewer shares than the number of shares participating in the Plan, dividends on all shares remaining in the name of the Participant will be reinvested under the Plan. Any additional shares acquired by such Participant will participate in the Plan until the number of shares equals the number of shares designated as participating in the Plan on the Participant’s then current Enrollment Form.

Death of a Participant. Upon receipt by the Administrator of notice of the death or adjudicated incompetency of a Participant, the Administrator may terminate the account of such Participant. All shares of Common Stock held in the Plan for the account of such Participant will be delivered to the appropriate person promptly upon the Administrator’s receipt of evidence satisfactory to the Administrator of the appointment of a legal representative and such representative’s delivery instructions.

Responsibilities of the Company and the Administrator Under the Plan. Myers and the Administrator will not be liable in connection with the interpretation, regulation or administration of the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability in respect of

•	the failure of Myers or the Administrator to terminate a Participant’s account upon such Participant’s death,

•	the prices and times at which shares of Common Stock are purchased for the Participant’s account or sold at the request of the Participant upon his or her termination of participation in the Plan,

•	fluctuations in the market value of the Common Stock or

•	any act or failure to act due to the requirement of any governmental authority.

Interpretation, Amendment and Termination of the Plan. We reserve the right, acting in good faith, to interpret and regulate the Plan as deemed desirable or necessary in connection with the operation of the Plan. We reserve the right to suspend or terminate the Plan at any time, or to amend the terms and conditions of the Plan at any time. All Participants will receive notice of any such suspension, modification or termination as soon thereafter as practicable.

Sales of Stock By Affiliates. Any officer, Director or significant shareholder of Myers or any of its subsidiaries who under federal securities law is an “affiliate” of the Company and who wishes to sell Common Stock acquired under the Plan must do so in compliance with Rule 144 of the Commission or make arrangements with the Company for the issuance of a Form S-3 prospectus for delivery to purchaser(s). If a Participant is unsure about whether he or she is an affiliate under the securities laws, he or she should seek appropriate legal advice.

PLAN OF DISTRIBUTION

Participants will not incur any brokerage commissions, service charges or other fees for purchases made under the Plan. In addition, no charges are assessed upon termination by a Participant, except any applicable charges related to sales of Common Stock under the Plan by a Participant.

A Participant may at any time request the sale of all or a part of whole shares of Common Stock credited to his or her Plan account. Shares will be forwarded by the Administrator, on behalf of the Participant, to a brokerage firm which will effect such sale and the Administrator will remit the proceeds, less brokerage commissions, a nominal service charge, any transfer taxes and any other costs of sales to the Participant.

INDEMNIFICATION

Myers’ Amended and Restated Code of Regulations (“Regulations”) provide that Myers shall indemnify any director or officer and any former director or officer of Myers against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by applicable law.

Section 1701.13(E) of the Ohio Revised Code authorizes the indemnification as stated above. In addition, with respect to directors, this section provides that, a corporation must advance expenses to directors, unless a corporation’s articles or regulations explicitly provide otherwise. Myers’ Regulations provide for the mandatory advancement of expenses to directors.

We maintain insurance covering certain liabilities of the directors and the elected and appointed officers of Myers and its subsidiaries, including liabilities under the Securities Act of 1933, as amended. We have also entered into indemnification agreements with all of our directors and officers. Directors and officers have the right to be reimbursed for expenses as they are incurred if they file with us an undertaking to repay any amount which it is ultimately determined they must repay. Such reimbursement for expenses of directors is mandatory under the section cited above, but remains discretionary as to officers and other persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

USE OF PROCEEDS

The net proceeds from the sale of Common Stock offered pursuant to the Plan will be used for general corporate purposes. We have no basis for estimating either the number of shares of Common Stock that will be sold or the prices at which such shares will be sold.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for Myers by Benesch Friedlander Coplan & Aronoff LLP, 200 Public Square, Suite 2300, Cleveland, Ohio 44114-2378, (216) 363-4500.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements as of and for the year ended December 31, 2011 and the effectiveness of our internal control over financial reporting as of December 31, 2011, included in our Annual Report on Form 10-K for the year ended December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Myers Industries, Inc. and subsidiaries as of December 31, 2010, and for the years ended December 31, 2010 and 2009, incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere (incorporated by reference) herein, and upon the authority of said firm as experts in accounting and auditing.

MYERS INDUSTRIES, INC.—Dividend Reinvestment & Stock Purchase Plan

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities being registered:

Registration Statement filing fee:	$0	*
Legal fees and expenses	$1,500	**
Accounting fees and expenses	$0
Printing costs	$2,000	**
Miscellaneous	$1,000	**

Total	$4,500	**

*	Registration fee has already been paid.
**	Estimated.

Item 15.	Indemnification of Directors and Officers.

Pursuant to Article Six of the Amended and Restated Code of Regulations of the Company, the Company shall indemnify any director or officer and any former director or officer of the Company and any such director or officer who is or has served at the request of the Company as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by applicable law. Article Six further provides that the indemnification provided for therein shall not be deemed to restrict the right of the Company (i) to indemnify employees, agents and others to the extent not prohibited by such law, (ii) to purchase and maintain insurance or furnish similar protection on behalf of or for any person who is or was a director, officer, employee or agent of the Company, or any person who is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, joint venture, partnership, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, and (iii) to enter into agreements with persons of the class identified in clause (ii) above indemnifying them against any and all liabilities (or such lesser indemnification as may be provided in such agreements) asserted against or incurred by them in such capacities.

The rights provided in Article Six are in addition to any rights provided by contract or as a matter of law. Ohio Revised Code Section 1701.13(E) includes indemnification provisions similar to Article Six. Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets.

In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney’s fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (i) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (ii) reasonably cooperate with the corporation concerning the action, suit, or proceeding. Section 1701.13(E) further authorizes a corporation to enter into contracts regarding indemnification and to purchase and maintain insurance on behalf of any director, trustee, officer, employee or agent for any liability asserted against him or arising out of his status as such. The Company presently has contracts with each of its directors and key officers and maintains insurance for the benefit of persons entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 16.	Exhibits.

5.1	Opinion of Benesch, Friedlander, Coplan & Aronoff LLP.	*

23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).	*

23.2	Consent of Predecessor Independent Registered Public Accounting Firm (KPMG LLP).	*

23.3	Consent of Benesch, Friedlander, Coplan & Aronoff LLP.	* (Included within Exhibit 5.1.)

24	Powers of Attorney.	* (Included on signature page.)

99	Myers Industries, Inc. Amended and Restated Dividend Reinvestment and Stock Purchase Plan.	**

*	Filed herewith.
**	Previously filed.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing information required by section 10(a) of the Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on this 7th day of March, 2012.

MYERS INDUSTRIES, INC. (Registrant)

By:	/s/ DONALD A. MERRIL
Donald A. Merril
Senior Vice President, Chief Financial Officer and Corporate Secretary

Each of the undersigned hereby appoints each of John C. Orr and Donald A. Merril as attorney-in-fact and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments (including post-effective amendments) to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby, with full power and authority to do and perform any and all acts and things as may be necessary or desirable in furtherance of such registration.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in such capacity and on this 7th day of March, 2012.

Date	Signature	Title

March 7, 2012	/s/ JOHN C. ORR John C. Orr	President, Chief Executive Officer and Director (Principal Executive Officer)

March 7, 2012	/s/ DONALD A. MERRIL Donald A. Merril	Senior Vice President, Chief Financial Officer and Corporate Secretary (Principal Accounting Officer)

March 7, 2012	/s/ SARAH R. COFFIN Sarah R. Coffin	Director

March 7, 2012	/s/ VINCENT C. BYRD Vincent C. Byrd	Director

March 7, 2012	/s/ ROBERT A. STEFANKO Robert A. Stefanko	Director

March 7, 2012	/s/ RICHARD P. JOHNSTON Richard P. Johnston	Director

March 7, 2012	/s/ EDWARD W. KISSEL Edward W. Kissel	Director

March 7, 2012	/s/ WILLIAM A. FOLEY William A. Foley	Director

March 7, 2012	/s/ JOHN B. CROWE John B. Crowe	Director

March 7, 2012	/s/ ROBERT B. HEISLER JR. Robert B. Heisler, Jr.	Director

Exhibit Index

Exhibit No.	Exhibit Description	Page No.

5.1	Opinion of Benesch, Friedlander, Coplan & Aronoff LLP.	*

23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).	*

23.2	Consent of Independent Registered Public Accounting Firm (KPMG LLP).	*

23.3	Consent of Benesch, Friedlander, Coplan & Aronoff LLP. Included within Exhibit 5.1.	*

24	Powers of Attorney. Included on the signature page hereto.	*

99	Myers Industries, Inc. Dividend Reinvestment and Stock Purchase Plan	**

*	Filed herewith.
**	Previously filed.